UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

 Q LOTUS HOLDINGS, INC.
 (Exact name of Registrant as specified in its charter)

Nevada	000-52595	14-1961383
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

500 North Dearborn Street, Suite 605, Chicago, IL 60654
(Address of principal executive offices, including Zip Code)

(312) 379-1800
Registrant’s telephone number, including area code

Approximate Date of Mailing:  December 20, 2010

Q LOTUS HOLDINGS, INC.
(F/K/A EXTREME HOME STAGING, INC.)
500 North Dearborn Street, Suite 605
Chicago, IL 60654

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF Q LOTUS HOLDINGS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Q Lotus Holdings, Inc. (f/k/a Extreme Home Staging, Inc.) (the “Company”, “we”, “us,” or “our”), a Nevada corporation, as of December 13, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed change in the Company's Board of Directors.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2010 and is being mailed to our stockholders of record as of December 13, 2010 (the “Record Date”). The mailing date of this Information Statement will be on or about December 20, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board of Directors (the “Effective Date”).

On the Effective Date, which will occur, if at all, not less than ten days after the date on which this Information Statement is being filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $.0001 per share (“Common Stock”), there will be a change in the Company's Board of Directors.  In addition to the changes in directors, it is anticipated that the new Board will appoint new executive officers shortly after the Effective Date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

VOTING SECURITIES

We have 400,000,000 shares of Common Stock authorized, and as of December 16, 2010 there are 53,569,994 shares of our Common Stock issued and outstanding.  In addition, we have 100,000,000 shares of preferred stock authorized, with none outstanding, which the Board of Directors may issue from time to time in such classes or series as it may determine.  Each stockholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The intended change in directors is not subject to a shareholder vote.  The Company has no other equity securities outstanding.

CHANGE IN CONTROL

On April 16, 2010 (“Closing Date”), the Company,  Milka Fixler and Esther Ackerman, (collectively, the “Sellers”) entered into a stock purchase agreement (the “Agreement”) with Marckensie Theresias (the “Purchaser”),  pursuant to which the Sellers, shareholders of the Company, sold an aggregate of 26,550,000 shares of Common Stock (8,850,000 shares prior to our 3-for-1 stock split declared in July 2010) which represented 63% of the issued and outstanding Common Stock of the Company, to the Purchaser.  As a result of the Agreement, there was a change in control of the Company, and Mr. Theresias acquired controlling interest of the Company from the Sellers.

Pursuant to the Agreement, effective as of the close of business on April 16, 2010, Milka Fixler resigned from the Company’s Board of Directors and from her positions as Chief Executive Officer, President, Chief Financial Officer and Secretary, respectively.  Marckensie Theresias was appointed to the Board of Directors of the Company.  In addition, effective as of April 16, 2010 Mr. Theresias  became Chief Executive Officer, Chief Financial Officer and President of the Company.

On June 11, 2010, we entered into an Agreement and Plan of Share Exchange (the “Exchange Agreement”) with Q Lotus, Inc., a company organized under the laws of the state of Nevada, and its sole shareholder, Marckensie Theresias, pursuant to which we acquired 100% of the issued and outstanding capital stock of Q Lotus, Inc. in exchange for the issuance of 30,000,000 shares of our Common Stock (10,000,0000 common shares prior to our 3-for-1 stock split declared in July 2010) (the “Exchange”).  The 30,000,000 shares issued to Mr. Theresias constituted 57.6% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Exchange Agreement and after giving effect to the Cancellation Agreement described below. The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Q Lotus, Inc. is considered the acquirer for accounting and financial reporting purposes.  As a result of the Exchange, Q Lotus, Inc. became a wholly-owned subsidiary of the Company.

As a condition to the consummation of the Exchange Agreement, on June 10, 2010 we entered into a cancellation agreement (the “Cancellation Agreement”), with Mr. Theresias, whereby Mr. Theresias agreed to the cancellation of 26,550,000 shares of our Common Stock owned by him (8,850,000 shares prior to our 3-for-1 stock split).

On December 2, 2010, our Board took action to expand the number of directors to seven and appointed Messrs. Robert D. Horner, Robert H. Daskal, Daniel Kurzweil, Steven Greenberg, Brian Ulione and Robert H. Brennan to hold office until the next annual meeting of the stockholders and until their respective successors shall have been duly elected and qualified or as otherwise provided in our Bylaws, such appointment to become effective on the tenth day following the filing of this Schedule 14F-1 with the SEC and its mailing to our stockholders.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, other than Steven Greenberg, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The holders of the Company’s Common Stock are entitled to one vote per share of Common Stock held on all matters submitted to a vote of stockholders and have equal rights to receive dividends, when and if declared by our Board of Directors, out of funds legally available for such purpose. In the event of liquidation, holders of the Company’s Common Stock are entitled to share ratably in the net assets of the Company available for distribution to stockholders.  The table below sets forth the number and percentage of shares of our Common Stock owned as of December 16, 2010, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  As of December 16, 2010, there were 53,569,994 shares of our Common Stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Title of Class	Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership(2)	Percent of Class(2)

Common Stock	Marckensie Theresias 475 Brickell Avenue Miami, FL 33131	31,250,000(3)	58.3%

Common Stock	All officers and directors as a group (1 person)	31,250,000(3)	58.3%

[Missing Graphic Reference]

(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)
Under Rule 13d-3 of the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.  None of our officers or directors has options, warrants, rights, or conversion privileges outstanding.

(3)
Includes (i) 20,500,000 shares held by Genesis Development Corporation, which Mr. Theresias is the sole owner,  (ii) 1,250,000 shares of common stock over which Mr. Theresias has voting control pursuant to a voting agreement and (ii) an aggregate 9,500,000 shares held of record by third parties as collateral for certain indebtedness but beneficially owned by Mr. Theresias and over which Mr. Theresias retains voting control.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information for each proposed director of the Company after the forthcoming change in directors.

Name	Age	Position

Marckensie Theresias (1)	35	Chairman of the Board and President
Robert D. Horner (1)	63	Director and Chief Executive Officer
Robert H. Daskal (1)	69	Director and Chief Financial Officer
Daniel Kurzweil (1)	42	Director and Chief Operating Officer
Steven Greenberg	43	Director
Brian Ulione	56	Director
Robert H. Brennan	49	Director

(1)
Subsequent to the official appointment of the new Board of Directors, Mr. Theresias has agreed to resign as Chief Executive Officer and Chief Financial Officer of the Company.  Upon such resignation, it is anticipated that Messrs. Horner, Daskal and Kurzweil will be appointed to the positions of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively.

Set forth below are the business backgrounds for each proposed director.

Marckensie Theresias has served as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and President of the Company since April 2010.  He has been President and Chief Executive Officer of Q Lotus Private Equity, Inc. from 2005 to the present time.  From November 2008 until March 2010 he was the Vice President of Quantum Partners, a private equity firm. From February 2004 until June 2008, he was resident of Marxx-Phoenix Developers, a successful residential real estate developer in Miami, FL.   Mr. Theresias currently serves on the board of Eagles of Hope and was a director of Rapid Fitness, Inc. from August 7, 2008 to November 7, 2008. He obtained his degree in Computer Engineering from Florida International University in 1998.

Robert D. Horner has 38 years of accomplishments in a wide range of senior financial management and real estate development roles.  For the past 15 years he has served as a principal and co-owner of Winthrop Properties (a residential development company he founded), and as a principal and sole owner of RD Horner & Associates (a residential development company he founded), both in Evanston, IL.  Mr. Horner’s corporate experience includes positions as CEO and Chairman of Citicorp Mortgage, CEO and Chairman of Sears Mortgage Corporation, Illinois Division President, Mortgage Division Head and Corporate CFO for Pulte Homes.  Mr. Horner earned a BBA from Northwestern University in 1971 and a MBA from New York University in 1974.

Robert H. Daskal has served in a number of positions with National Holdings Corporation, a publicly held financial holdings company, in Chicago, IL, since 1987, including CFO (until July 2008) and Vice President-Finance.  Prior to that Mr. Daskal served as the Executive VP, CFO, and a Member of the Board of Directors for two publicly held companies with a focus on home building:  Inco Homes Corporation, with activities primarily in Southern California, and UDC Homes, Inc., with activities in several of the sunbelt states in North America.  Mr. Daskal was formerly a Partner at Arthur Andersen & Co. in Chicago, IL, where he worked for 15 years.  Mr. Daskal earned a BBA from the University of Michigan in 1962 and a JD from the University of Michigan Law School in 1965.

Daniel Kurzweil has been an independent Employee Benefits Advisor since October 2009.  Prior to that Mr. Kurzweil was the Administrator for Eagles of Hope from January 2005 to December 2009.  Mr. Kurzweil was also the General Manager and Partner for M&S Inc (Field of Dreams) from October 2004 to June 2007.  Mr. Kurzweil was also a Financial Advisor with Morgan Stanley from August 2003 to April 2006.

Steven Greenberg is a member of the Chicago Mercantile Exchange, the Chicago Board of Trade, the Minneapolis Grain Exchange, and the Kansas City Board of Trade.  Mr. Greenberg was a founder, Chairman, President, and CEO of Alaron Trading Corporation, a Chicago based global futures and options brokerage, where he has gained significant experience in a highly regulated industry, including financial reporting, employee relations and corporate governance.  Mr. Greenberg has been associated with Alaron Trading since 1989, including while the company was the subject of an involuntary bankruptcy action, which was dismissed in 2010.  He is the author of Single Stock Futures and supports a number of civic initiatives including The Gastro-Intestinal Research Foundation of the University of Chicago, The Weizmann Institute of Science, and the Boston University Alumni Council.   Mr. Greenberg earned his BA from Boston University in 1989 and MBA from the University of Chicago in 2006.

Brian Ulione is currently a Principal with Business Transition Specialists (BTS) in St. Louis, MO, a position he has held since 2009.  Additionally, Mr. Ulione serves as President for Consultants Unlimited (which he founded in 1999) where he provides consultation services primarily to the real estate, hospitality, sports industries.  Prior to that, Mr. Ulione worked with the Rouse Company on several mixed-use developments throughout the country.  He has more than 25 years of experience in the sales, management, and business development side of professional sports, entertainment, racing, and gaming businesses.  He has served on many charitable and community boards of directors and is currently a Director of The Boys Club of St. Louis.  Mr. Ulione earned his BA from Rutgers College in 1976.

Robert H. Brennan has been a senior investment advisor with CB Richard Ellis Group, Inc. since 1987.  Mr. Brennan has over 23 years experience in commercial real estate specializing in the placement of sale leaseback equity investment offerings as well as single-tenant net leased properties throughout North America.  In 2001 he co-founded the National Sale Leaseback Group of CBRE.  Mr. Brennan has completed investment transactions totaling over $2 billion in gross consideration during his career.  Mr. Brennan also serves as an independent director and Chairman of the audit committee for Oromin Explorations – a publicly traded mineral exploration company based in Vancouver, British Columbia which trades on the Toronto Stock Exchange under the symbol "OLE".  Mr. Brennan earned his BBA from Loyola University in 1983.

Involvement in Certain Legal Proceedings

Other than Mr. Greenberg (as described above), none of the proposed directors has, during the past ten years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

(d)
Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.  Each of the Company’s directors will hold office after the expiration of his term until his successor is elected and qualified, or until he resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  During our past two fiscal years, there were no transactions involving our present officers, directors and principal shareholders that are required to be disclosed pursuant to applicable SEC rules and regulations.  The proposed directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Further, the proposed directors have not engaged in any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to applicable SEC rules and regulations.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

After the Effective Date, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our to be formed audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse him or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our common stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, other than, Milka Fixler, our former sole director and executive officer, who failed to file any Form 3 or 4 with the SEC for our predecessor, and Mr. Theresias, who filed a Form 3 and Form 4 late.

CORPORATE GOVERNANCE

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent. As our sole director is also our sole executive officer and controlling stockholder, we do not presently have any independent directors.  We evaluate independence by the standards for director independence established by the Marketplace Rules of The Nasdaq Stock Market.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $200,000 or five percent of the recipients consolidated gross revenues for that year.

Following the change in our Board of Directors, we believe that Steven Greenberg, Brian Ulione and Robert H. Brennan will qualify as independent directors.

Board Meetings and Annual Meeting

Since we were incorporated in March 2010, our Board of Directors has not met and we have not held an annual meeting of stockholders in 2010.  After the Effective Date directors will be encouraged to attend annual meetings of shareholders, but we do not anticipate having a formal policy requiring them to do so.

Committees of the Board of Directors

We presently do not have an audit committee, compensation committee or nominating committee, or committees performing similar functions, as our management believes, that until this point, it has been premature considering the early stage of our management and business development to form an audit, compensation or nominating committee.  However, we anticipate that our new Board of Directors will form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Board Leadership Structure and Role on Risk Oversight

Marckensie Theresias currently serves as the Company’s Chief Executive Officer and Chief Financial Officer, President and Director.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  As a result, no policy exists requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.
Subsequent to the forthcoming change in directors, it is anticipated that Robert D. Horner will serve as our Chief Executive Officer and a Director, Robert H. Daskal will serve as our Chief Financial Officer and a Director, Daniel Kurzweil will serve as our Chief Operating Officer and a Director, and Steven Greenberg, Brian Ulione and Robert H. Brennan will serve as our other directors.  The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Mr. Theresias is the sole director and officer of the Company, and until the Effective Date, is exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are currently not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to: 500 North Dearborn Street, Suite 605, Chicago, IL 60654, Attention: Board of Directors.

EXECUTIVE COMPENSATION

In connection with the Change of Control, we changed our fiscal year end from September 30 to March 31.

Compensation Summary

The following table summarizes all compensation earned by or paid to our former and current Chief Executive Officers and Chief Financial Officers (Principal Executive Officers and Principal Financial Officers) during the fiscal years ended March 31, 2010 and September 30, 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Non- qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Milka Fixler, Chief Executive Officer, President and Treasurer	2010(1) 2009	$15,000(2) $30,000(2)	0 0	0 0	0 0	0 0	0 0	0 0	$15,000 $30,000

Marckensie Theresias, Chief Executive Officer, Chief Financial Officer and President	2010	$10,000	0	0	0	0	0	0	$10,000
____________________

(1)
Ms. Fixler resigned as Chief Executive Officer, President and Treasurer effective April 16, 2010.  Mr. Theresias assumed the positions of Chief Executive Officer, Chief Financial Officer and President on such date.

(2)
This amount represents such officer's compensation and rent expenses incurred, but not paid out for the six months ended March 31, 2010 and the fiscal year ended September 30, 2009.  These sums were credited to Additional Paid-in Capital.

We have not issued any stock options or maintained any stock option or other equity incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Option Grants

We do not maintain any equity incentive or stock option plan. Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.

Employment Agreements

As of this time, we do not have any employment agreements with any of our executive officers.

Outstanding Equity Awards

None.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. Decisions regarding compensation will be determined by our compensation committee once established; our compensation committee will consist of our three independent directors effective until the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders.

Compensation of Directors

Our directors have received no compensation for their service on the Board of Directors. We plan to implement a compensation program for our directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and/or stock options. There are no other arrangements, standard or otherwise, with any director or officer wherein the director or officer is compensated other than as stated above.

Compensation Committee Interlocks and Insider Participation

We do not have a Compensation Committee.  All compensation matters are approved by the full Board.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 500 North Dearborn Street, Suite 605, Chicago, IL 60654.

Q Lotus Holdings, Inc.
    (f/k/a Extreme Home Staging, Inc.)
By Order of the Board of Directors

/s/ Marckensie Theresias
Marckensie Theresias
Chief Executive Officer, Chief Financial Officer, President and Director